Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Announces Definitive Agreements for Ethane Supply from Williston Basin for its Joffre Petrochemical Complex

Calgary, Alberta (February 23, 2011) - NOVA Chemicals today announced the execution of definitive agreements with Hess Corporation (Hess) and Vantage Pipeline Canada Inc./Vantage Pipeline US LP (Vantage) to purchase and transport ethane production from Hess’ Tioga Gas Plant in North Dakota via a proposed pipeline to Alberta, Canada.  NOVA Chemicals has the right to purchase 100 percent of the ethane produced at the Tioga Gas Plant under a long-term arrangement.

“The signing of these agreements is an important milestone and we are now one step closer to securing access to a sustainable, long-term supply of cost-competitive feedstock,” said Randy Woelfel, Chief Executive Officer. “This new source diversifies our feedstock supply from ethane based on natural gas flows exported from Alberta to include new sources based on associated gas from oil production, and positions NOVA for long term growth.”

This arrangement represents one of several NOVA Chemicals initiatives to complement its traditional ethane supply sources in Alberta.

The proposed pipeline will be constructed, owned and operated by Vantage and is expected to start-up in the fourth quarter of 2012, subject to receipt of customary regulatory and other approvals.  Vantage filed formal regulatory applications for the pipeline with Canadian and U.S. regulators in early February.  The proposed pipeline design will allow for the transport of up to 60,000 barrels per day of ethane and will be capable of further capacity additions if required in the future.

About NOVA Chemicals Corporation
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

About Hess Corporation
Hess Corporation is a global integrated energy company engaged in the exploration and production of crude oil and natural gas, as well as the refining and marketing of petroleum products, natural gas and electricity. http://hess.com/default.aspx

About Vantage Pipeline
Vantage Pipeline Canada Inc. and Vantage Pipeline US LP are affiliates of Mistral Energy Inc., a portfolio company of Riverstone Holdings LLC.  Mistral is engaged in building, owning and operating energy infrastructure assets with a focus on natural gas, natural gas liquids, and power generation. Introductory information regarding the Vantage Pipeline Project can be found at www.vantagepipeline.com.

Media inquiries please contact:

Wendy Lomicka, Director, Corporate Communications

Tel: 412.490.4292

E-mail:  lomickaw@novachem.com

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This news release contains forward-looking information, including statements regarding the planned capacity and startup date of the pipeline to transport ethane from Hess’ Tioga Gas Plant into the existing Alberta infrastructure.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.   Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.